OPERATING AGREEMENT

OF

FAN ENGINE, LLC

(A DELAWARE LIMITED LIABILITY COMPANY)

THE UNITS ISSUED PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), BUT ARE BEING ISSUED PURSUANT TO EXEMPTIONS PROVIDED UNDER THE ACT AND RULES PROMULGATED THEREUNDER. THE UNITS MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO A REGISTRATION STATEMENT REGISTERING THE UNITS UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED. NO RESALES OR OTHER TRANSFERS OF THE UNITS MAY OCCUR WITHOUT THE APPROVAL OF THE COMPANY.

EACH MEMBER SIGNING THIS AGREEMENT MUST CAREFULLY READ AND UNDERSTAND SECTION 5.6 WHICH CONTAINS CERTAIN REPRESENTATIONS AND WARRANTIES BEING MADE BY EACH MEMBER.

FAN ENGINE, LLC
OPERATING AGREEMENT

This Operating Agreement is entered into on the _____ day of _____, 2025 ("Effective Date") by and among the undersigned members of the Fan Engine, LLC, a limited liability company organized pursuant to the Act.

ARTICLE I
DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the terms defined herein shall have the following meanings:

1.1.   **Act -** The Delaware Limited Liability Company Act, Delaware Code Title 6, Chapter 18, and all amendments thereto.

1.2.   **Additional Member** - any Person admitted to the Company as an Additional Member pursuant to Section 8.2.

1.3.   **Advisory Board** – As defined in Section 7.14.

1.4.   **Assignee** - An assignee or transferee of all or any portion of a Membership Interest.

1.5.   **Bankrupt Member -** A Member who: (1) has become the subject of an Order for Relief under the United States Bankruptcy Code, (2) has initiated, either in an original proceeding or by way of an Answer in any state insolvency or receivership proceeding, an action for liquidation arrangement, composition, readjustment, dissolution, or similar relief which has not been dismissed within thirty (30) days of filing, (3) makes a general assignment for the benefit of its creditors; or (4) has a receiver appointed for it.

1.6.   **Capital Account -** The account maintained for a Member determined in accordance with Article VIII.

1.7.   **Capital Contribution -** Any contribution of property or services to the Company made by or on behalf of a Member or obligation of a Member to contribute property or services to the Company.

1.8.   **Code -** The Internal Revenue Code of 1986, as amended from time to time.

1.9.   **Company** –**Fan Engine, LLC**, a limited liability company formed under the laws of the State of Delaware, and any successor limited liability company.

1.10.   **Company Trade Secrets** – means any and all privileged, confidential and/or proprietary information that pertains, refers, or relates in any way to the Company or a client, licensor or licensee of the Company, including, but not limited to, the following: (a) any technology, trade secret, intellectual property, know-how, information, systems, databases, computer programs and software, hardware, designs, processes, procedures, techniques, ; (b) any business information or plans; (c) financial information; (d) listing of any names, address or telephone numbers, including any client, licensor or licensee lists; and (e) all other proprietary information that pertains, refers or relates in any way to the Company or its clients, licensors or licensees.

1.11.   **Disability** – shall mean a Member's receipt of benefits under any of the Company's disability plans for a period of ninety (90) days or a determination by a duly licensed physician selected by the Company who determines that Member is subject to a physical or mental condition that impairs his or her ability to continue in full-time employment.

1.12.   **Distribution -** A transfer of cash or property to a Member on account of a Membership Interest as described in Article IX.

1.13.   **Dissociation -** Any action which causes a Person to cease to be a Member as described in Article XII hereof.

1.14.   **Interest Holder -** Any Person who holds a Membership Interest.

1.15.   **License Agreement** – The License Agreement dated January 10, 2024 originally between the Licensor, ReKTGlobal, LLC and Sodalis Solutions, LLC, an Ohio limited liability company; however, (i) ReKTGlobal, LLC has been merged out of existence and all of its right, title and interest in the License Agreement is owned by Licensor, and (ii) all of the right, title and interest of Sodalis Solutions, LLC, as Licensee, under the License of Agreement is being assigned to the Company.

1.16.   **Licensor** - Infinite Reality, Inc., a Delaware corporation.

1.17.   **Manager** - A Person elected to serve on the Board of Managers of the Company in accordance with Section 7.2 of this Agreement.

1.18.   **Member** - A Person who owns a Unit or Units of Membership Interest in the Company as indicated on the Company's books and records including, unless the context expressly indicates to the contrary, a Substitute Member and Additional Member.

1.19.   **Member's Agreement –** a separate agreement between the Company and a Member who is receiving guaranteed payments for services.

1.20.   **Membership Interest** - The entire interest of a Member or, in the case of an Assignee, the rights of the assigning Member, in the Company including the Member's rights to any Distributions (liquidating or otherwise) and any allocation of the profits, losses, gains, deductions, and credits of the Company and the right to participate in the management of the business of the Company upon the terms set forth in this Agreement.

1.21. **Net Losses** - The losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

1.22. **Net Profits** - The income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

1.23. **Non-Voting Units** – Units of Membership Interest that hold all of the rights of Members pursuant to this Agreement, other than the right to vote as a Member, except as expressly set forth in this Agreement. All Non-Voting Units shall be designated as non-voting on Exhibit A and in any other documents referring to such Membership Interests.

1.24. **Notice** - Notice shall be in writing. Notice to the Company shall be considered given when mailed by first class mail postage prepaid addressed to the CEO in care of the Company at the address of the Company's principal office. Notice to a Member shall be considered given when (i) mailed by first class mail postage prepaid addressed to the Member at the address reflected in the Agreement unless the Member has given the Company a Notice of a different address or (ii) emailed to a Member at the last email address provided in writing to the Company.

1.25. **Organization** - A Person other than a natural person. Organization includes, without limitation, corporations (both non-profit and other corporations), partnerships (both limited and general), joint ventures, limited liability companies, and unincorporated associations, but the term does not include joint tenancies and tenancies by the entirety.

1.26. **Percentage** - The percentage of Membership Interest which an Interest Holder has in the Company which Percentage determines the amount of Distributions to which the Interest Holder is entitled and the amount of profits, losses, gains, deductions, and credits of the Company to be allocated to the Interest Holder, and is determined by first dividing the number of Units owned by the Interest Holder by the total number of Units outstanding and then multiplying the product obtained by 100%.

1.27. **Person** - An individual, trust, estate, or Organization.

1.28. **Regulations** - Except where the context indicates otherwise, the regulations of the Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

1.29. **Requisite Approval of the Board of Managers -** In a vote of, or approval by, the Board of Managers, the Requisite Approval shall mean a majority vote of the Managers present in person, or by proxy at a meeting of Board of Managers in which a quorum of Managers is present or a majority vote of the Managers taken by action without a meeting.

1.30. **Requisite Approval of the Voting Units** – In a vote of, or approval by, the Members, the Requisite Approval shall mean those Members having an aggregate Percentage in the Company of more than fifty percent (50%) of the Voting Units entitled to vote on a matter.

1.31. **Series** – As defined in Section 5.1.1.

1.32. **Substitute Member** - An Assignee who has been admitted to all of the rights of membership pursuant to the Agreement.

1.33. **Unit or Unit of Membership Interest** - The measure of ownership of Membership Interests. The number of Units held by a Member shall be reflected in the Schedule of Members attached hereto as Exhibit A.

1.34. **Voting Units** – Units of Membership Interest that hold all of the rights of Members pursuant to this Agreement and have the right to vote as provided in Section 6.7.

ARTICLE II
FORMATION

2.1. **Organization**. The Company has been organized as an Ohio limited liability company pursuant to the provisions of the Act.

2.2. **Agreement, Effect of Inconsistencies with Act.** The rights, duties, powers and liabilities of the Members will be provided in this Agreement. In the event of any inconsistency between any provision contained in this Agreement and any waivable provision of the Act, the provision contained in this Agreement will govern. To the extent any provision of this Agreement is prohibited or ineffective under the Act, such provision shall be deemed to be amended as necessary to conform to the Act.

2.3. **Name.** The name of the Company is **"Sodalis Solutions, LLC"** and all business of the Company shall be conducted under that name or under a trade name or fictitious name selected by the Requisite Approval of the Voting Units.

2.4. **Term**. The term of the Company began upon the filing of the Articles of Organization with the Secretary of State of Ohio on September 6, 2024, and shall continue until the Company is dissolved and its business wound up in accordance with the Act and this Agreement.

2.5. **Statutory Agent**. The Board of Managers may, from time to time, change the statutory agent or address of the statutory agent in Ohio through appropriate filings with the Secretary of State of Ohio. In the event the statutory agent ceases to act as such for any reason or the address of the statutory agent in Ohio shall change, the Board of Managers shall promptly designate a replacement statutory agent or file a notice of change of address as the case may be. If the Board of Managers shall fail to designate a replacement statutory agent or change of address of the statutory agent in Ohio, the Members may designate a replacement statutory agent or file a notice of change of address with the Secretary of State of Ohio. The Board of Managers shall also register the Company to do business and appoint a statutory agent in each state in which it seeks to do business.

2.6 **Principal Office**. The Board of Managers shall establish and may change the principal office of the Company from time-to-time.

ARTICLE III
NATURE OF BUSINESS

The Company was organized to engage in the business of engagement software and NIL solutions, and to engage in such other businesses or activities as may be approved by the Managers (collectively, the "Company's Business"). The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate the Company's Business as described in this Article III.

ARTICLE IV
ACCOUNTING AND RECORDS

4.1 **Records to be Maintained.** The Managers of the Company shall maintain and preserve all accounts, books and other relevant documents of the Company at the Company's principal office. Such records shall specifically include a Schedule of Members which sets forth the names, addresses and federal tax identification number of the Members and the Series of Units and Percentage of Units held by each Member.

4.2 **Reports to Members**:

4.2.1 The Managers shall provide reports at least quarterly to the Members at such time and in such manner as the Managers may determine is reasonable.

4.2.2 The Managers shall provide all Members with those information returns required by the Code.

ARTICLE V
RIGHTS AND DUTIES OF MEMBERS

5.1 **Capital Structure**.

5.1.1 Membership Interests in the Company shall be expressed in terms of Series and number of Units owned. Membership Interests shall initially be two (2) Series of Units (each, a "Series"), known as Voting Units and Non-Voting Units. All Units issued by the Company in accordance with the terms of this Agreement shall be deemed to be duly authorized and validly issued. The Units shall not be evidenced by written certificate.

5.1.2 No Series of Units shall have any rights of redemption or withdrawal other than as expressly provided in this Agreement.

5.2   **Limitation on Liability of Members**. Except as otherwise required by applicable law, no Member shall be liable as such for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business under the Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

5.3   **Schedule of Members**. The Board of Managers shall, in accordance with this Section 5.3, maintain the Schedule of Members as part of the books and records of the Company and set forth on Exhibit A attached hereto. Except as may otherwise be required by applicable law or by this Agreement, the Company shall be entitled to treat each Member as the record holder of the Units shown on the Schedule of Members for all purposes, including the payment of any Distributions and the right to vote with respect thereto, regardless of any transfer of such Units, until such Units have been transferred on the books of the Company in accordance with the requirements of this Agreement. The Board of Managers, or such Person as the Board of Managers may from time to time designate, shall amend the Schedule of Members from time to time, without the consent of any Member, to reflect: (a) the admission or withdrawal of any Member in accordance with the terms of this Agreement; (b) the transfer of Units in accordance with this Agreement; (c) the redemption of any Units in accordance with this Agreement; (d) any issuance of Units to new Members made in accordance with the terms of this Agreement; (e) any additional Capital Contributions made by a Member in accordance with the terms of this Agreement; (f) any changes to a Member's Percentage; or (g) such other changes as may be expressly permitted by this Agreement.

5.4   **Company Books**. Upon reasonable request, limited to once a year, each Member shall have the right, during ordinary business hours, to inspect and copy Company documents at his or her expense. An Assignee shall only be entitled to receive the annual financial statements produced by the Company.

5.5   **Priority in Return of Capital or Allocations**. Except as may be expressly provided otherwise in this Agreement, no Interest Holder shall have priority over any other Interest Holder, either as to the return of Capital Contributions or as to the allocation of Net Profits, Net Losses or Distributions.

5.6   **Representations and Warranties**. Each Member, and in the case of an Organization which is a Member, the person(s) executing the Agreement on behalf of the Organization, hereby represents and warrants to the Company and to each other Member that: (a) if that Member is an Organization, that it is duly organized, validly existing, and in good standing under the law of its state of organization and that it has full organizational power to execute and agree to the Agreement to perform its obligations hereunder; (b) that the Member is acquiring its interest in the Company for the Member's own account as an investment and without an intent to distribute the interest; (c) the Member acknowledges that the interests have not been registered under the Securities Act of 1933 or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements.

5.7   **Members' Duties to the Company**.

5.7.1   Subject to <u>Section 5.9,</u> any Member may have other business interests and may engage in other activities in addition to those relating to the Company, except as limited by any Member's Agreement. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share in such other investments or activities or to the income or proceeds derived therefrom. Any Member who is receiving guaranteed payments from the Company shall have his or her rights to engage in other business interests or activities established (or limited) in his or her Member's Agreement with the Company.

5.7.2   The Members, solely by virtue of being a Member, shall not have any duties, including any fiduciary duties, to the Company, to the Members, Managers or to any other Person, other than the implied covenant of good faith and fair dealing. Any other duties, whether at law or in equity, are eliminated to the fullest extent permitted by the Act and applicable law.

5.8   **Indemnification of Members.** To the fullest extent permitted by the Act and other applicable law, (a) each Member shall be entitled to be indemnified and held harmless by the Company for any loss or damage suffered or incurred by such Member, respectively, by reason of any act or omission (whether or not constituting negligence or gross negligence) on behalf of the Company, **other than a bad faith violation of the implied covenant of good faith and fair dealing,** and (b) the Company shall, prior to the final disposition thereof, pay in advance or reimburse any expenses of the Member or the Manager incurred in connection with the defense of any claim, action, suit, or proceeding, seeking damages for which the Member may be indemnified by the Company (including reasonable attorneys' fees and related defense costs).

5.9   **Restrictive Covenants**.

5.9.1   <u>Reasons for Covenants</u>. Each Member acknowledges, that as a Member of the Company, such Member will have access to Company Trade Secrets and shall develop relationships with the employees, agents, contractors, and clients of the Company. The protection of such Company Trade Secrets and the Company's relationships with its employees, agents, contractors and clients are essential to the success of the Company. Accordingly, each such Member agrees to be bound by the provisions of this <u>Section 5.9</u>.

5.9.2   <u>Non-Disclosure Agreement</u>. Each Member expressly agrees that he or she will not use, disclose and/or disseminate any Company Trade Secrets at any time during his or her association with the Company or at any time after such Member ceases to be associated with the Company, without the written consent of the Company through a duly authorized agent or representative. Each such Member agrees to comply with the foregoing Non-Disclosure Agreement without regard to the duration of his or her association with the Company and/or the reason for his or her ceasing to be associated with the Company.

5.9.3   <u>Noncompetition and Nonsolicitation</u>. During the period of time a Person is a Member and for a period of five (5) years thereafter:

(a)   Such Person shall not, directly or indirectly, anywhere within the United States, engage in, invest in, own, manage, operate, finance, control, advise, render services to, or be employed by any Person engaged in the Company's Business, other than such actions or conduct for, on behalf of or in relation to the Company.

(b)   Such Person shall not, directly or indirectly, (i) cause, induce, or attempt to cause or induce any employee, agent or independent contractor of the Company to terminate such relationship, (ii) in any way interfere with the relationship between the Company and any of its employees, agents or independent contractors or (iii) hire, retain, employ or otherwise engage or attempt to hire, retain, employ or otherwise engage as an employee, independent contractor or otherwise, any employee, agent or independent contractor of the Company.

(c)   Such Person shall not, directly or indirectly, (i) solicit, induce or otherwise cause, or attempt to solicit, induce or otherwise cause, any client, customer, supplier, licensor, licensee or any prospective client, customer, supplier, licensor or licensee that has been contacted or targeted for contact by the Company, or any other person engaged in a business relationship with the Company, to (A) terminate, curtail or otherwise modify its relationship with the Company, (B) engage in business with a competitor of the Company or (C) interfere in any way with the relationship between the Company, and any of its clients, customers, suppliers, licensors, licensees or any such prospective clients, customers, suppliers, licensors or licensees, or any other Person engaged in a business relationship with the Company.

(d)   Each Member agrees that this Section 5.9.3, including the provisions relating to duration, geographical area and scope, is reasonable and necessary to protect and preserve the Company's legitimate business interests and to prevent an unfair advantage from being conferred on any Member. If any provision of this Section would be held to be excessively broad as to duration, geographical area, scope, activity or subject, for any reason, such provision shall be modified, by limiting and reducing it, so as to be enforceable to the extent allowed by applicable legal requirements.

(e)   Each Member acknowledges that any breach of this Section 5.9.3 would result in serious and irreparable injury to the Company and the other Members, the Company and the other Members could not be adequately compensated by monetary damages alone, and the Company's and the other Members' remedy at law would not be adequate. Therefore, each Member acknowledges and agrees that, in the event of a breach by such Member, the Company and the other Members shall be entitled, in addition to any other remedy at law or in equity to which the Company and the other Members may be entitled, to equitable relief against such Member, including temporary restraining orders and preliminary and permanent injunctions to restrain such Member from such breach and to compel compliance with the obligations of such Member, and each Member waives the posting of a bond or undertaking as a condition to such relief.

In the event of a conflict between the terms of this Section 5.9 and the terms of any Member's Agreement, the terms of this Agreement shall control.

5.10   **Charging Orders**.   Any person who obtains a charging order against the Membership Interest of a Member pursuant to applicable provisions of the Act (a "Charging Order") shall not be deemed admitted into membership in the Company and instead shall only have the rights of an Assignee.

ARTICLE VI
MEETINGS OF MEMBERS

6.1   **Annual Meeting**. The annual meeting of the Members shall be held on a date selected by the Board of Managers for the purpose of transacting such business as may come before the meeting.

6.2   **Special Meetings**. Special meetings of the Members, for any purpose or purposes may be called by the Board of Managers or by any Member or Members holding, in the aggregate, Percentages equal to or greater than thirty percent (30%); provided, however, that as long as amounts are owed by the Company under the License Agreement, the Licensor may call a meeting if need be.

6.3   **Place of Meetings**. The Board of Managers shall designate the meeting location; provided, however, that any such meeting may be held telephonically or via other communications equipment that enables the Member an opportunity to participate in the meeting and to vote on matters to which the Member is entitled to vote, including an opportunity to read or hear the proceedings of the meeting and to speak or otherwise participate in the proceedings contemporaneously with those physically present at the designated place of the meeting.

6.4   **Notice of Meetings**. Except as provided in Section 6.5, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than three (3) nor more than thirty (30) days before the date of the meeting, either personally, via e-mail or by postal mail, by or at the direction of the Board of Managers or of the Member(s) calling the meeting, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two (2) calendar days after being deposited in the United States mail, addressed to the Member at the Member's address which appears on the records of the Company, with postage thereon prepaid. No notice is required to be sent to any Assignee.

6.5   **Waiver of Notice**. Notice of the time, place and purposes of any meeting of Members may be waived in writing by any Member, either before, during or after such meeting. Such writing shall be filed with or entered upon the records of the meeting. The attendance of any Member at any meeting without protesting, prior to or at the commencement of the meeting, the lack, of proper notice shall be deemed to be a waiver by the Member of notice of the meeting.

6.6   **Quorum**. The holders of an aggregate percentage of more than fifty percent (50%) of the Voting Units present in person, by telephone, via communications equipment, or by proxy at a meeting, shall constitute a quorum.

6.7   **Voting Rights**. The Voting Units shall have the right to vote on all matters with respect to which the Members are entitled to vote under this Agreement. Each Voting Unit entitles its owner to one (1) vote on Company matters on which the Unit may be voted.

6.8   **Proxies**. At all meetings of the Members, a Member may vote or act in person or by proxy. The person appointed as a proxy need not be a Member. A proxy must be appointed in a writing signed by the Member. No appointment of a proxy is valid after the expiration of eleven (11) months after it is made, unless the writing specifies the date on which it is to expire or the length of time for which it is to continue in force. Every appointment of a proxy shall be revocable.

6.9 **Action by Members Without a Meeting**. Any action that may be taken at a meeting of the Members may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the act is signed by the Members holding Units not less than the minimum number of Units authorized and required under this Agreement to authorize such action which writing or writings shall be filed with or entered upon the records of the Company.

ARTICLE VII
MANAGEMENT OF COMPANY

7.1 **Management of the Company**. The powers of the Company shall be exercised by or under authority of, and the business of the Company shall be managed under the direction of, the Board of Managers. Except as provided for in, and subject to the limitations of this Article VII, the Board of Managers shall have the sole and absolute authority to make all decisions and to take any and all actions (within or outside the ordinary course of the Company's Business) relating to the Company. Except as required by applicable law or as otherwise set forth herein, the Board of Managers may delegate the day-to-day operations of the Company to the Officers of the Company in accordance with the terms of Section 7.7 of this Agreement.

7.2 **Board Composition**.

7.2.1 The number of Managers on the Board of Managers shall be determined by the Requisite Approval of the Voting Units from time to time. The initial number of Managers shall be five.

7.2.2 For a period of two years beginning on the Effective Date ending on the earlier of (i) two years after the Effective Date or (ii) repayment in full of all amounts owed by the Company under the License Agreement (the "Initial Management Period"), the Managers will be elected or designated as follows:

(i) One Manager will be designated by Infinite Reality, ("IR Manager");.

(ii) Four Managers will be designated by the Requisite Approval of Voting Units.

The initial Manager(s) are set forth on Schedule B attached hereto.

7.2.3 After the Initial Management Period, the Managers will be elected or designated by the Requisite Approval of Voting Units and may be removed by the Requisite Approval of Voting Units.

7.2.4 During the Initial Management Period, the term of office of each Manager shall be until the Member(s) entitled to designate and elect such Manager in accordance with Section 7.2.2 notifies such Manager and the Company that such Member(s) has/have removed

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such Manager from his or her office, and such Manager's successor has been designated and elected.

7.2.5   Except as set forth in <u>Section 7.2.4</u>, the term of office of each Manager shall be until his or her successor has been designated and elected by the Requisite Approval of Voting Units.

7.2.6   A Manager who is a Member subject to a Member's Agreement shall cease to be eligible to serve as a Manager upon termination of his Member's Agreement by the Company or the Member for any reason. Upon such termination, such Manager shall be deemed to have resigned from his or her position as Manager and all other director, officer and manager positions he or she held with the Company as of the date of termination of the Member's Agreement.

7.3   **Duties. Except as provided in any Member's Agreement,** the Managers shall not be required to devote their full time to supervising and managing the business of the Company, but shall devote such time as they, in their sole discretion, deem necessary to supervise and manage the business of the Company. The Managers, solely by virtue of being a Manager, shall not have any duties, including any fiduciary duties, to the Company, to the Members or to any other Person, **other than the implied covenant of good faith and fair dealing.** Any other duties, whether at law or in equity, are eliminated to the fullest extent permitted by the Act and applicable law.

7.4   **Meetings.** At any meeting, a majority of the Managers shall constitute a quorum whether present in person, by proxy, by telephone, or via any other communications equipment provided the Manager is able to hear all participants of the meeting and to respond or otherwise participate in any discussions or decisions. All actions taken by the Managers at a meeting at which a quorum is present require Requisite Approval of the Board of Managers.

7.4.1   **Action by Managers Without a Meeting**. Any action that may be taken at a meeting of the Manager may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the act is signed by the Requisite Approval of the Board of Managers, which writing or writings shall be filed with or entered upon the records of the Company.

7.5   **Restriction on Authority of Board of Managers and Officers**. Neither the Board of Managers nor the Officers shall have the authority to do any of the following without the Requisite Approval of the Voting Units:

7.5.1   Contribute all or substantially all of the assets of the Company to any subsidiary that is not a wholly-owned subsidiary or, with respect to any such wholly owned subsidiary, dispose of any such subsidiary equity interests or all or substantially all of any such subsidiary's assets;

7.5.2   Pledge all or substantially all of the assets of the Company in connection with any debt financing;

7.5.3   Compensate and/or incentivize any Company employee and/or service provider through the authorization and issuance of any options or warrants to purchase Units,

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restricted Units, Unit appreciation rights, phantom Units and other securities convertible, exchangeable or exercisable for Units;

      7.5.4   Distribution of cash or other assets to the Members except for purposes of issuing tax distributions pursuant to Section 9.2; or

      7.5.6   To authorize any of the following transactions: (i) the liquidation, dissolution, or winding up of the business of the Company; (ii) the increase or decrease in the size of the Board of Managers; or (iii) the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company or a merger of the Company.

      7.6   **Indemnification of Managers.** To the fullest extent permitted by the Act and other applicable law, (a) each Manager shall be entitled to be indemnified and held harmless by the Company for any loss or damage suffered or incurred by such Manager by reason of any act or omission (whether or not constituting negligence or gross negligence) on behalf of the Company, other than a bad faith violation of the implied covenant of good faith and fair dealing, and (b) the Company shall, prior to the final disposition thereof, pay in advance or reimburse any expenses of the Manager incurred in connection with the defense of any claim, action, suit, or proceeding, seeking damages for which the Manager may be indemnified by the Company (including reasonable attorneys' fees and related defense costs).

      7.7   **Officers.**

      7.7.1   **Election.** The Board of Managers may elect a Chief Executive Officer, a Secretary, and a Treasurer, and if desired, one or more Vice Presidents, and such other Officers and assistant Officers as may be deemed necessary. Any two or more of such offices may be held by the same person, but no Officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by applicable law or the Articles of Organization to be executed, acknowledged or verified by two or more officers. Election of an officer shall not, of itself, create contract rights.

      7.7.2   **Chief Executive Officer.** The Chief Executive Officer ("CEO") of the Company shall exercise supervision over the business of the Company and over its other Officers, subject to control by the Board of Managers. The CEO shall have general and active management and control of the business of the Company; ensure that all decisions of the Board of Managers are put into effect; preside at all meetings of the Members; and perform other duties that may be prescribed from time to time by the Board of Managers.

      7.7.3   **Secretary.** The Secretary shall attend all meetings of the Members and shall keep or cause to be kept a true and complete record of the proceedings of those meetings. The Secretary shall give, or cause to be given, notice of all meetings of the Members. The Secretary shall keep and maintain the records required to be kept and maintained by the Company and shall perform whatever additional duties the Company or the CEO may from time to time prescribe.

7.7.4 **Treasurer.** The Treasurer shall be the chief financial officer of the Company and shall have custody of all funds and securities of the Company. If the Treasurer has been appointed to maintain the custody of the funds and securities of the Company, the Treasurer shall keep full and accurate accounts of receipts and disbursements and shall deposit all monies and other valuable effects in the name and to the credit of the Company in a depository or depositories designated by the CEO. The Treasurer shall disburse the funds of the Company and shall tender to the CEO, or Members, whenever they may require it, an account of all transactions and of the financial condition of the Company.

7.7.5 **Absence of Officers.** In the absence of any Officer of the Company, the CEO may delegate any or all of the powers or duties of such Officer to any other Officer or employee or to himself.

7.8 **Authority to Bind the Company.**

7.8.1 **General Authority.** The Officers shall supervise and conduct the Company's business subject to the restrictions of this Section 7.8. The CEO shall have the power to execute on behalf of the Company all instruments and documents and to bind the Company to contracts subject to the limitations provided below. The CEO may from time to time open bank accounts in the name of the Company. The CEO is authorized to sign on any checks or instruments drawn on the Company's bank accounts; provided, however, that any check in the amount of Fifty Thousand Dollars ($50,000.00) or greater must be approved in writing or by email by the Board of Managers.

7.8.2 **Restrictions on Authority of Officers**. In addition to the limitations set forth in Section 7.5, neither the CEO nor any Officer shall have the authority to do any of the following without the Requisite Approval of the Board of Managers:

7.8.2.1 To purchase, lease and otherwise acquire, to own, hold, improve, use, and otherwise deal with, the Company's property, wherever located, valued at more than Fifty Thousand Dollars ($50,000) in each instance;

7.8.2.2 To borrow money, issue notes, bonds or other obligations on behalf of the Company, or to secure any of the Company's obligations by mortgage or pledge of any of the Company's property or income.

7.8.2.3 To approve the payment of Distributions.

7.9 **Resignation**. An Officer may resign at any time by giving written notice to the CEO, or if the CEO, to the Board of Managers. The resignation of an Officer shall take effect upon receipt of notice thereof.

7.10 **Removal**. At a meeting called expressly for that purpose or in a written action executed in accordance with this Agreement, any Officer may be removed at any time, with or without cause, upon the Requisite Approval of the Board of Managers.

7.11 **Compensation of Officers**. No Officer shall be entitled to any compensation for his services as an Officer of the Company except as provided under the terms of any Member's Agreement between the Officer and the Company which has been approved by the Manager.

7.12 **Duties.** Except as otherwise provided in any Member's Agreement between an Officer and the Company, the Officers shall not be required to devote their full time to supervising and managing the business of the Company, but shall devote such time as they, in their sole discretion, deem necessary to supervise and manage the business of the Company. In discharging his or her duties, each Officer shall be fully protected in relying in good faith upon the records required to be maintained under this Agreement and upon such information, opinions, reports or statements by any of the Company's Managers, employees, agents or consultants, or by any other person, as to matters the Officer reasonably believes are within such other person's professional or expert competence.

7.12.l Except as otherwise provided in any Member's Agreement between an Officer and the Company, the Officers, solely by virtue of being an Officer, shall not have any duties, including any fiduciary duties, to the Company, to the Members, Managers or to any other Person, other than the implied covenant of good faith and fair dealing. Any other duties, whether at law or in equity, are eliminated to the fullest extent permitted by the Act and applicable law.

7.13 **Authority of Members or other Agents.** Unless authorized to do so by this Agreement or in writing by the CEO, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company as a Member unless the Member has been authorized by the CEO to act as an agent of the Company.

7.14 **Advisory Board.** The Board of Managers may establish an advisory board (the "Advisory Board") comprised of the Managers' expert network and external advisors to be available to offer advice to the Managers regarding the activities of the Company. The number of members of the Advisory Board shall be set by the Managers from time to time.

7.14.1 A member of the Advisory Board may resign at any time upon written notice to the Managers. A member of the Advisory Board may be removed with or without cause by the Managers..

7.14.2 The Advisory Board shall meet at such times and from time to time as the Managers may determine. Notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than one (1) nor more than thirty (30) days before the date of the meeting, either personally, via e-mail or by postal mail. Meetings shall be held at such location as determined by the Managers. Any such meeting may be held telephonically or via other communications equipment that enables the Managers and the members of the Advisory Board an opportunity to participate in the meeting contemporaneously with those physically present at the designated place of the meeting.

7.14.3 Neither the Advisory Board nor any member thereof (acting in such capacity) shall have the power to bind the Company or any authority to act for the Company or on its behalf.

ARTICLE VIII
CONTRIBUTIONS AND CAPITAL ACCOUNTS

8.1   **Capital Contributions.**   The Company shall maintain records of the Capital Contributions made by each of the Members in accordance with applicable law.

8.2   **Additional Members.**   In the event that the Board of Managers, with the Requisite Approval of the Voting Members, determines that additional capital is required in connection with the Company's Business, the Managers shall have the authority, on behalf of the Company, to offer, issue and sell additional Units of Membership Interests on such terms and conditions as the Managers, with the Requisite Approval of the Voting Members, deem appropriate and in compliance with applicable law and to admit the purchasers of such Membership Interests as Additional Members of the Company. The Managers shall have the authority to amend this Agreement to the extent necessary or appropriate in order to effect the issuance and sale of such Membership Interests and the admission of such Additional Members in accordance with the terms of this Section 8.2. An Additional Member shall be admitted as a Member only at such time as (a) the Additional Member executes and delivers to the Company a written agreement (in a form acceptable to the Company) to be bound by the terms and conditions of this Agreement and be admitted as an Additional Member, and (b) the Additional Member executes and delivers to the Company such other documents as may be required by the Managers.

8.3   **Additional Contributions.**   The Managers may, in good faith, by a Requisite Approval of the Voting Units, request that additional cash capital be made to the Company ("Additional Capital Contributions"). If any Member elects not to make any Additional Capital Contribution in the amount and within the time periods specified therein (such Member is hereinafter referred to as a "Non-Contributing Member", and the portion not funded within the applicable time period as the "Failed Contribution"), all amounts funded by the other Members, including any amounts funded by members on behalf of a Non-Contributing Member, shall be deemed a loan by such members to the company (a "Member Loan"), which Member Loan shall: (i) be senior in priority of payment to any amounts otherwise distributable to the Members hereunder, (ii) bear interest at a rate of interest equal to five percent (5%), and (iii) be at all times due and payable to the extent of cash flow Distributions distributed pursuant to Article IX. Any payments made by the Company on such Member Loan shall be applied first to interest and then to principal and shall not be deemed Distributions from the Company to the contributing Member nor affect the Capital Account of the Member. A Member's Membership Interest shall not be diluted by reason of a failure to fund an Additional Capital Contribution requested in accordance with this Section.

8.4   **No Interest or Right of Withdrawal.**   No interest shall accrue on any Capital Contribution. No Member shall have the right to withdraw or be repaid any Capital Contribution, except as provided in the Agreement or by Agreement of the Members.

8.5   **Maintenance of Capital Accounts**.   The Company shall establish and maintain Capital Accounts for each Interest Holder in accordance with the Code.   The Capital Account of an Interest Holder shall, to the extent possible, be allocated among the Units owned by such Interest Holder as fairly as possible to reflect the Capital Contribution actually made for each such Unit and such Unit's pro rata share of Distributions and of allocations of profits, losses, gains, deductions, credits and other items.

8.6   **Distribution of Assets**. If the Company at any time distributes any of its assets in-kind to any Interest Holder, the Capital Account of each Interest Holder shall be adjusted to account for that Interest Holder's allocable share (as determined under Article IX below) of the Net Profits or Net Losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution.

8.7   **Sale or Exchange of Units**. In the event of a sale or exchange of some or all of a Member's Units in the Company, the Capital Account of the transferring Member shall become the Capital Account of the Assignee, to the extent it relates to the Units transferred.

ARTICLE IX
ALLOCATIONS AND DISTRIBUTIONS

9.1   **Allocations of Net Profits and Net Losses from Operations**. Except as may be required by Section 704(c) of the Code or as otherwise provided herein, Net Profits, Net Losses, and other items of income, gain, loss, deduction and credit shall be apportioned among the Interest Holders in proportion to their Capital Accounts.

9.2   **Periodic Distributions for Taxes.** On or before April 15, June 15 and November 15 of each year and the following January 15, the CEO shall distribute to Interest Holders an amount as set forth herein with which to pay the Interest Holders' federal and state tax obligations on Company income for said year which will be allocated to them. The amount of the Distribution on each Unit be equal to the highest marginal, federal, state and local tax rates for such year, less any applicable tax credit for that year, unless the Members, agree to a lesser amount.

9.3   **Additional Distributions**. From time to time, the Board of Managers shall determine, in its reasonable judgment, to what extent, if any, the Company's cash on hand exceeds the Company's current and anticipated needs, including, without limitation, needs for operating expenses, debt service, acquisitions, reserves, and mandatory distributions for taxes, if any. To the extent such excess exists, the Board of Managers will authorize the CEO to make such Distributions according to the terms of this Section 9.3. shall be made to the Interest Holders in accordance with their Percentages. Any Distributions shall be in cash or property or partly in both, as determined by the Managers.

9.4.   **Liquidating Distributions**. In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be distributed to the Interest Holders in accordance with their Percentages.

9.5   **Limitations on Distributions**. No Distribution shall be declared and paid unless, after the Distribution is made, the assets of the Company are in excess of all liabilities of the Company (except liabilities to Interest Holders on account of their Capital Accounts).

ARTICLE X
TAXES

10.1 **Elections.** The Members, by a Requisite Approval of the Voting Units, may direct the Treasurer to make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

10.2 **Partnership Representative.** At such times as the Company is taxed as a partnership under the Code, the Members shall appoint an individual or entity to act as the Company's Partnership Representative, as defined in Section 6223 of the Code. The individual or entity appointed shall remain as Partnership Representative until they resign or are replaced by the Members.

10.3 **Method of Accounting.** The Board of Managers shall determine the method of accounting to be used by the Company.

ARTICLE XI
DISPOSITION OF UNITS OF MEMBERSHIP INTERESTS

11.1 **Restrictions on Dispositions.** No Member will encumber, transfer or permit to be encumbered or transferred, all or any portion of Units of Membership Interest, whether now or hereafter acquired, except in accordance with the terms of this Agreement. The attempted encumbrance or transfer of any Unit of Membership Interest not in accordance with the terms of this Agreement shall be void and not reflected on the Company's books and records.

11.2 **Permitted Transfers.** Subject to the terms and conditions set forth herein, a Member who is an individual may, for estate planning purposes, dispose of his or her Units of Membership Interest, or any portion thereof, to a trust in which the only beneficiaries are any of the following: the Member, his or her spouse and/or his or her lineal descendants. A Member that is a trust may dispose of its Units of Membership Interest, or any portion thereof, to its beneficiaries, the spouse of any of its beneficiaries, any of the lineal descendants of any of said beneficiaries or spouses, or to another trust in which the only beneficiaries are individuals to whom the trust could transfer Units as provided in this sentence. Any other Person may dispose of its Units to any Member or to any Person to whom a Member may dispose of Units under this Section. Any such disposition which is permitted under this Section 11.2 is expressly conditioned upon the Member retaining voting control of all matters to which the Units of Membership Interest are entitled to vote. Any recipient of a Unit of Membership Interest shall be subject to all of the terms and conditions of this Agreement, including, but not limited to this Article XI.

11.3 **Death of a Member.** The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Members and the Units owned by the deceased Member shall automatically be transferred to such Member's heirs, but such heirs may only be admitted as a Member pursuant to the terms and conditions of Section 11.6.

11.4 **Disability of a Member.** Upon the Disability of a Member, the Member's executor, administrator, guardian, conservator or other legal representative may exercise all of the Member's rights for the purpose of settling his estate or administering his property, including, subject to this Article, any power of the Member had to assign or transfer his Membership Interest, but such executor, administrator, guardian, conservator or other legal representative may only be admitted as a Substitute Member as provided in Section 11.6.

11.5 **Transfer of Units to Assignee.** An Assignee of any Units shall have no right to participate in or vote on any matter concerning the management of the business of the Company, or to become a Member, unless the Assignee is admitted as a Substitute Member as provided in Section 11.6. Until an Assignee is admitted as a Substitute Member, the Assignee is only entitled to receive, to the extent assigned, the Distributions of cash and other property which the assigning Member would have been entitled with respect to the assigned Membership Interest. Unless and until an Assignee is admitted as a Substitute Member, the assigning Member remains a Member and retains those rights and interests not assigned to the Assignee.

11.6 **Admission of Substitute Members.** An Assignee shall be admitted as a Member (a "Substitute Member") with respect to the assigned Units only at such time as (a) such admission is approved by the Requisite Approval of the Voting Units; *provided, however*, that in the case of a proposed admission under Sections 11.4 and 11.5, the Requisite Approval of the Voting Units shall be determined by the majority of Members excluding the representative of the deceased or disabled Member, (b) the Assignee executes and delivers to the Company a written agreement (in a form acceptable to the Company) to be bound by the terms and conditions of this Agreement and be admitted as a Substitute Member, and (c) the Assignee executes and delivers to the Company such other documents as may be required by the Managers to effect the substitution of the Assignee as a Member. If so admitted, unless otherwise agreed, the Substitute Member shall have all of the rights, powers and interests and shall be subject to all the duties, restrictions and liabilities of the assigning Member with respect to the assigned Membership Interest. The admission of a Substitute Member, without more, shall not release the assigning Member from any liability to the Company that may have accrued prior to the effective date of the admission of the Substitute Member.

11.7 **Tag-Along Right**. Subject to the provisions of this Section 11.7, and assuming the Company and the other Members have not exercised their rights pursuant to Section 11.9 to purchase all of the Units proposed to be transferred, in the event that any Member or group of Members intends to transfer ten percent (10%) or more of the Member's Units ("Selling Members"):

11.7.1 Each other Member may elect to participate in such sale of Units ("Proposed Transfer") on a pro rata basis as set forth in Section 11.7.2 (such right the "Tag-Along Right"). As soon as is practical after it is known that Units are to be sold to a purchaser (the "Prospective Transferee"), the Managers shall notify the Members in writing (a "Tag-Along Right Notice") of such proposed transfer (the recipients of such notice, the "Co-Sale Members"), and each Co-Sale Member shall have the right to participate on a pro rata basis ("Tag-Along Right") as set forth in Section 11.7.2 and otherwise on the same terms as the Selling Members. To exercise its Tag-Along Right, any Member shall deliver to the Selling Member and the Company written notice to that effect within fifteen (15) days after delivery of the Tag-Along Right Notice. Upon giving such notice such Co-Sale Member shall be deemed to have effectively exercised its Tag-Along Right.

11.7.2 Each Co-Sale Member who timely exercises its Tag-Along Right by delivering the written notice provided for above in Section 11.7.1 shall have the opportunity and the right to sell to the proposed transferee in such proposed transfer (upon the same terms and conditions as the transferring Members whose proposed transfer is subject to this Section 11.7) up to that number of Units owned by such Co-Sale Member as shall be equal to the product of (a) the aggregate number of Co-Sale Units *multiplied by* (b) a fraction, the numerator of which is the number of Units owned by such Co-Sale Member immediately before consummation of the proposed transfer, and the denominator of which is the total number of Units owned by all Co-Sale Members immediately prior to the consummation of the proposed transfer, plus the number of Units held by the Selling Members.

11.7.3 The terms and conditions of any proposed transfer pursuant to this Section 11.7 will be set forth in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction, including a covenant obligating the proposed Substitute Member to be bound by this Agreement, and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 11.7.

11.7.4 If any prospective Substitute Member refuses to purchase Units subject to the Tag-Along Right from any Member exercising its Tag-Along Right hereunder, no Member may transfer any Units to such prospective Substitute Member unless and until, simultaneously with such transfer, such prospective Substitute Member purchases all Units subject to the Tag-Along Right from all Members exercising their Tag-Along Right hereunder on the same terms and conditions (including the proposed purchase price) as the Selling Member.

11.8 **Drag Along Right**. If a sale of the substantially all of the assets of the Company's Business, a merger, or a sale of Units is approved in writing by the Requisite Approval of the Voting Units:

11.8.1 At any time, the Members holding the majority of the Units then held by all Members (the "Selling Interest Holders") may require all other Members (collectively, the "Drag-Along Holders") to participate in a sale of the Units or of the Company's Business, whether through the sale of assets, merger, recapitalization, consolidation or conversion of the Company or otherwise (any such transaction, a "Drag-Along Sale").

11.8.2 The Managers shall provide the Drag-Along Holders with written notice of such Drag-Along Sale setting forth the material terms thereof (the "Drag-Along Notice") not less than thirty (30) days prior to the proposed date of the Drag-Along Sale (the "Drag-Along Sale Date"). Each of the Drag-Along Holders shall sell to such proposed purchaser or purchasers (singly or collectively, the "Proposed Purchaser") all Units (the "Drag-Along Units") held by such Drag-Along Holder. Each Drag-Along Holder hereby irrevocably waives any of his, her or its dissenter's, appraisal or similar rights with respect to any such Drag-Along Sale as well as any rights to commence or maintain a derivative action with respect to the Drag-Along Sale.

11.8.3 On the Drag-Along Sale Date, each Drag-Along Holder shall deliver a certificate or certificates for his, her or its Drag-Along Units (if applicable), duly endorsed for transfer, to such Proposed Purchaser in the manner and at the address indicated in the Drag-Along

Notice, against delivery of the purchase price for such Drag-Along Units. The provisions of this Section shall apply regardless of the form of consideration in the Drag-Along Sale.

11.8.4 Drag-Along Units shall be included in a Drag-Along Sale pursuant hereto and pursuant to any agreements with the Proposed Purchaser relating thereto, on the same terms and subject to the same conditions applicable to all Membership Interests of the Company of the same type which are included in the Drag-Along Sale. Such terms and conditions shall include, without limitation, (A) consideration, (B) the payment of fees, commissions and expenses, (C) the provision of information requested by the Proposed Purchaser of the Selling Interest Holders, and (D) the provision of requisite representations, warranties, covenants and indemnifications.

11.9. **Right of First Refusal.**

11.9.1 If a Member receives a bona fide written offer (an "Offer") to purchase all or a portion of such Member's Units, and the Member determines to sell all or a portion of the Units, the Member (the "Selling Member") must first deliver a written notice (a "ROFR Offer Notice") to the Company and to each of the other Members. The ROFR Offer Notice shall specify the number of Units that the Selling Member intends to sell pursuant to the Offer (the "Divestment Amount"), the identity of the potential purchaser, the proposed consideration for the Divestment Amount, and all other material terms and conditions of the proposed sale and purchase transaction (the "Offered Terms"). A ROFR Offer Notice shall be accompanied by a copy of the document evidencing the Offer. The other Members shall have the prior right and option to purchase all, but not less than all, of the Divestment Amount from the Selling Member (the "Refusal Right").

11.9.2 The other Members shall exercise their rights in respect of the Refusal Right, if at all, by giving written notice to the Selling Member and the Company within seven (7) days after receipt of the ROFR Offer Notice (the "Acceptance Period"). Any Member that fails to provide such a notice shall be deemed to have waived its rights in respect of the Refusal Right.

11.9.3 If only one Member exercises the Refusal Right, such Member shall have the right to purchase the entire Divestment Amount. If more than one Member exercises the Refusal Rights, such exercising Members shall, within three (3) days following the expiration of the Acceptance Period, agree upon the proportion of the Divestment Amount that each such Member shall purchase from the Selling Member (the "ROFR Agreed Allocation"); provided, that if the Members exercising the Refusal Right cannot agree upon the ROFR Agreed Allocation within such period, then each such exercising Member's individual purchase allocation of the Divestment Amount will be such exercising Member's Percentage (the "ROFR Pro Rata Allocation").

11.9.4 The closing of the sale of the ROFR Agreed Allocation or the ROFR Pro Rata Allocation to the Members exercising the Refusal Right will take place within thirty (30) days following the expiration of the Acceptance Period on the terms stated in the ROFR Offer Notice. At such closing, the Selling Member will convey the Units constituting the Divestment Amount to the applicable purchasers free and clear of all encumbrances, and the Members exercising the Refusal Right shall deliver the aggregate purchase price therefor to the Selling Member.

11.9.5 If the Refusal Right is not exercised, the Selling Member shall have the right, for a period ending on the 90th day following the expiration of the Acceptance Period, to sell all, but not less than all, of the Divestment Amount to, and only to, the proposed purchaser identified in the ROFR Offer Notice, at the same price and otherwise on the same terms described in the ROFR Offer Notice, subject to the requirements of Section 11.6 with respect to the admission of Substitute Members. If the Divestment Amount is not sold pursuant to the ROFR Offer Notice during such period, all of the restrictions, conditions and obligations imposed by this Agreement shall again apply to all of the Units held by the Selling Member.

ARTICLE XII
DISSOCIATION OF A MEMBER

12.1 **Dissociation**. No Member shall voluntarily dissociate from the Company. A Person shall be disassociated as a Member upon the happening of any of the following events:

12.1.1 the withdrawal of a Member as a Member provided that no Member may withdraw as a Member without the written consent of the Requisite Approval of the Voting Units;

12.1.2 the Member becoming a Bankrupt Member;

12.1.3 in the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee);

12.1.4 If a Member is a separate Organization, the dissolution of the separate Organization.

12.2. **Effect of Dissociation of a Member**. Upon the dissociation of a Member, the Member shall have no right to participate as a Member in the business or activities of the Company and shall be entitled only to receive the Distributions to which that Member would have been entitled if the Member had not dissociated from the Company. The Member's dissociation shall not of itself discharge the Member from any debt, obligation or liability to the Company or the other Members that the Member incurred while a Member.

ARTICLE XIII
DISSOLUTION AND WINDING UP

13.1 **Dissolution.** The Company shall be dissolved and its business wound up, upon the first to occur of the following events:

13.1.1 the written consent to the dissolution of the Company signed by the Requisite Approval of the Voting Units; or

13.1.2 the entry of a decree of judicial dissolution of the Company under the Act

(each, a "Dissolution Event"). Upon the occurrence of a Dissolution Event, (a) the Company shall continue its existence as a limited liability company, but none of the Company, the Members or the Managers may carry on any activities except as is appropriate to wind up and liquidate the

Company's activities and business; and (b) the Board of Managers shall wind up the business and activities of the Company, in accordance with the Act, in an orderly manner, including liquidating its properties and assets, satisfying the claims of its creditors and otherwise discharging its liabilities, and distributing its remaining properties and assets. In connection with the winding up of the business and activities of the Company, the Board of Managers shall make payment or adequate provision for payment to the Company's creditors, including members who are creditors, in satisfaction of the Company's liabilities.

13.2 **Certificate of Dissolution**. Upon the completion of the winding up of the business and activities of the Company, the Managers (or if no Manager is then serving, the Member) shall file a Certificate of Dissolution with the Ohio Secretary of State in the form required by the Act.

ARTICLE XIV

AMENDMENT

14.1 **Agreement May Be Modified**. This Agreement may be modified as provided in this Article XV (as the same may, from time to time, be amended). No Member shall have any vested rights in the Agreement which may not be modified through an amendment to the Agreement.

14.2 **Amendment or Modification of Agreement.** This Agreement may only be modified or amended in writing on terms approved by the Managers by Requisite Approval and by the Members by Requisite Approval of the Voting Units; provided, however, that (i) any amendment that adversely affects the rights of the holders of certain Membership Interests requires the approval of the holders so affected and (ii) as long as amounts are owed by the Company under the License Agreement, any amendment requires the approval of the Licensor.

ARTICLE XV
MISCELLANEOUS PROVISIONS

15.1 **Entire Agreement**. This Agreement constitutes the sole "operating agreement" (as such term is defined in the Act) of the Company and the entire agreement and understanding, express or implied, of the Members and the Company with respect to the rights, powers interests, duties and obligations of the Company, and the Members and the Managers with respect to the Company, and supersedes all prior and contemporaneous agreements, understandings and arrangements with respect thereto.

15.2 **Governing Law.** This Agreement, and all rights, interests, disputes, claims and other matters arising hereunder, shall in all respects be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to any principle or rule of conflict or choice of laws.

15.3 **No Partnership**. This Agreement shall not be deemed to create a joint venture or partnership between the Members for state law, nor to impose any obligation on the Members with respect to any other activities whatsoever.

15.4 **Rights of Creditors and Third Parties under Agreement.** The Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. The Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

15.5 **Severability.** The terms and provisions of this Agreement shall be deemed severable. If any term or provision of this Agreement is determined to be illegal, invalid or unenforceable in any situation in any jurisdiction or in any respect for any reason, then (i) the legality, validity and enforceability of all other terms and provisions of this Agreement, and of such illegal, invalid or unenforceable term or provision in any other situation or any other jurisdiction, shall not be affected but shall remain in full force and effect, and (ii) the Members shall amend this Agreement to cause a suitable and equitable term or provision to be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the original intent and purpose of such illegal, invalid or unenforceable term or provision as closely as possible.

15.6 **Corporate Transparency Act.** The Member, and any Assignee or Substitute Member, shall provide the Company with all information requested by the Company in order for the Company to comply with the Corporate Transparency Act.

15.7 **Execution.** This Agreement may be executed in separate counterparts, each of which shall be an original and all of which when taken together shall constitute one and the same instrument. Further, this Agreement may be executed by facsimile or by portable document format (.pdf) signature, such that execution of this Agreement by facsimile or by portable document format (.pdf) signature shall be deemed effective for all purposes.

[EXECUTION PAGE FOLLOWS]

[EXECUTION PAGE TO OPERATING AGREEMENT OF FAN ENGINE, LLC]

The Members have executed this Operating Agreement, as of the date specified above.

SUGARPAN RIDGE, LLC

Signed by:

By: Eric Mader

97B22C81F68B435...

Eric Mader, Member

Signed by:

A83476E3D5D4493...

Ty Bailey

DocuSigned by:

Ben Bates

37AAD3AF4935424...

Ben Bates

Infinite Reality, LLC

By: ____________________________

Print Name: John Acunto

Title: ____________________________

EXHIBIT A

SCHEDULE OF MEMBERS

Member	Membership Units	Percentage
Sugarpan Ridge, LLC	680 Voting Units	68%
Ty Bailey	150 Voting Units	15%
Ben Bates	50 Voting Units	5%
Infinite Reality, LLC	120 Voting Units	12%
Total	1000 Voting Units	100%

EXHIBIT B

<u>**INITIAL BOARD OF MANAGERS**</u>

1.   Infinite Manager: John Acunto

2.   Eric Mader

3.   _____

4.   _____.

5.   _____.